Exhibit 20a


                                                                NEWS RELEASE
                                                                NEWS RELEASE
Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870
                                                                NEWS RELEASE

Contact:
Media Relations:    Investor Relations
Clarkson Hine       Anthony J. Diaz
(203) 698-5148      (203) 698-5553

                  FORTUNE BRANDS ANNOUNCES 5% DIVIDEND INCREASE

Old Greenwich, CT, September 29, 1998 - Fortune Brands, Inc. (NYSE-FO), the consumer products company, today announced a 5% increase in the dividend, reflecting strong earnings growth, and increased share repurchases.

         The dividend on the Common stock will increase to an indicated annual rate of 88 cents per share (22 cents per quarter) from 84 cents (21 cents per quarter). The dividend is payable on December 1 to stockholders of record on November 11. This increase is the second since Fortune Brands began trading on the New York Stock Exchange, just 16 months ago.

         The Company also noted that, in response to the recent market decline, it has increased share repurchases. Overall, Fortune Brands has repurchased a total of 2.5 million shares thus far in 1998, including 1.6 million shares since June 30. This includes purchases made under a routine share purchase authorization as well as under the Company's previously announced Systematic Share Purchase Program.

         "Fortune Brands' prospects are very positive," noted Chairman and Chief Executive Officer Thomas C. Hays. "The dividend increase and stepped-up share repurchases reflect our confidence in those prospects. The actions also reflect a balanced strategy, supported by powerful consumer brands (more than 80% of sales are generated by brands that are number 1 or 2 in their markets) and strong financial resources. Together, these are driving substantial earnings growth, add-on acquisitions, share repurchases and dividend increases.

         "Overall, our operations have continued to perform well this year, with diluted E.P.S. up 14% for the first six months. We expect to report double-digit growth in the third quarter, and for the full year, assuming no further deterioration in the economic and business environment, we expect to achieve E.P.S. growth around 13%. So, we are having another very good year."

         Hays also noted that "on a cash basis, excluding about 58 cents of goodwill amortization for the full year, our earnings are substantially higher than our reported earnings. The payout ratio based on cash earnings is around 39%, which is in line with other leading consumer products companies.

         "We are encouraged by the ongoing strength of operations," Hays added. "The power of the brands, the contribution of eight recent add-on acquisitions and considerable progress on initiatives to reduce costs have been driving substantial growth, despite intense competition. And while intensified pressures in the golf club market are particularly affecting Cobra, the club category accounts for only about 5% of our operating contribution. Titleist clubs have been countering the trend with significant growth.
         "So we remain optimistic about our prospects, both for 1998 and long-term, and that optimism underlies today's announcement."

                                     * * * *

Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and distilled spirits. Home and office brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries and Day-Timer and Swingline sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirit and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines.
                                     * * *

         This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #